SUB-ITEM 77M:
Mergers

Effective as of June 6, 2003, the Large Cap Value Fund series ("Large Cap Value") of Credit Suisse Capital Funds acquired all of the assets of Credit Suisse Strategic
Value Fund, Inc. ("Strategic Value Fund") in exchange for shares of Large Cap Value and the assumption by Large Cap
Value of Strategic Value Fund's liabilities.  Shares of
Large Cap Value were distributed to shareholders of Strategic Value Fund and Strategic Value Fund was subsequently dissolved. The Agreement and Plan of Reorganization relating to the transaction was approved at a meeting of the Boards of the Funds held on December 12, 2002. The transaction was approved by shareholders of Strategic Value Fund on April 25, 2003.